Exhibit 99.1

Cellectis S.A.: Calyxt Announces Full Exercise of Over-Allotment Option and Closing of its Initial Public Offering

ST. PAUL, Minn. & NEW YORK--(BUSINESS WIRE)--July 25, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) and Calyxt, Inc. (NASDAQ:CLXT) announced today the closing of Calyxt’s initial public offering of 8,050,000 shares of its common stock at the initial public offering price of $8.00 per share (the “Offering”). The number of shares issued in the Offering includes the exercise in full of the underwriters’ option to purchase up to 1,050,000 additional shares. Calyxt received approximately $64.4 million in proceeds from the offering, before deducting underwriting fees and estimated offering expenses. Calyxt’s shares of common stock are traded on the NASDAQ Global Market under the symbol “CLXT”.

Calyxt is Cellectis’ gene editing agriculture company. Cellectis owns approximately 79.9% of Calyxt’s outstanding shares of common stock.

Citigroup, Jefferies and Wells Fargo Securities acted as joint book-running managers for the proposed offering. BMO Capital Markets and Ladenburg Thalmann acted as co-managers.

A registration statement on Form S-1 relating to these securities was declared effective by the U.S. Securities and Exchange Commission. A copy of the final prospectus relating to this Offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com, or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

The final prospectus is also available at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

CONTACT:
For further information, please contact:
Cellectis S.A.
Media contacts
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com / media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich, 212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations contact
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com